Exhibit (a)(1)(v)

Notice to Eligible Non-US Employees

To:	[Name]
From:	Arthur Zafiropoulo, Chief Executive Officer
Date:	September 16, 2009
Re:	Ultratech Stock Option Exchange Offer

Earlier today you received materials regarding a voluntary stock option exchange offer that has been approved by the Compensation Committee of our Board of Directors. As noted in those materials, our employees outside of the United States are generally not eligible to participate in the offer unless expressly notified in writing on the date the offer commences that they are eligible to participate. This is notice that you have been selected as an employee outside of the United States who IS eligible to participate in the offer, should you elect to do so consistent with the terms and conditions of the offer.

Please carefully consider the exchange offer materials that we sent to you earlier today. If you have any questions regarding the offer, please contact Bruce Wright at (408) 577-3110 (or by email at bwright@ultratech.com).